FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of July, 2008
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.
TABLE OF CONTENTS

		Sequential
		Page
Item		Number

1.	Telefónica — Financial Highlights for the period January — June 2008	5

TELEFÓNICA GROUP
Financial Highlights
•
The sound results recorded in the second quarter consolidate the Group’s strong performance since the start of the year. First-half results were in line with growth targets for the year, both at Group and regional level. The Company reiterates all its financial objectives for 2008.

•
Accesses increased sharply in all businesses and regions, to over 245 million at the end of June 2008 (+15.2% year-on-year), with particularly strong growth in wireless (+19.0%), broadband (+25.1%) and pay TV (+57.4%) accesses.

•	Acceleration in organic growth[1] rates (excluding capital gains), further strengthening Telefónica’s distinctive profile:
•
Organic[1] revenue growth remained solid at 6.7% in the first half of the year, underscoring the high value of the Group’s diversification. Telefónica Latinoamérica is the main growth driver, contributing 4.3 percentage points in the half-year.

•
Organic[1] growth (excluding capital gains) in operating income before depreciation and amortization (OIBDA) picked up notably in the second quarter, standing at 12.0% in the first half of the year (+8.2% to March). This performance reflects the Company’s capacity to control costs and maximise efficiency and the positive results obtained in Latin America (contributing 5.5 percentage points to organic growth in consolidated OIBDA).

•	The organic OIBDA margin[1], excluding capital gains, continues to rise, up 1.8 percentage points year-on-year to 38.2% for the half-year period.

•	Operating income (OI) rose 24.0% in organic terms excluding capital gains[1] during the six-month period, up 6.8 percentage points above the first quarter growth rate.

•	Operating Cash Flow grew 12.9% year-on-year in organic terms excluding capital gains[1].
•	Net income reached 3,593 million euros for the half-year period (-6.2% year-on-year), with year-on-year growth of 29.0% in like-for-like terms[2]:
•	Basic earnings per share were 0.767 euros for the six-month period, with a year-on-year growth of 32.1% in like-for-like terms[2].

•	Reported revenues rose 1.2% compared to the first half of 2007.

•
Reported OIBDA dropped 1.3%, while OI rose 0.7%, due to the impact of capital gains on the sale of Airwave recorded in the first half of 2007, changes in the consolidation perimeter and the negative impact from foreign exchange rates. Excluding the impact from capital gains (Airwave and Sogecable) in both periods, the rise in OIBDA and operating income would be 8.9% and 20.6%, respectively.

[1]
Assuming constant exchange rates and including the consolidation of TVA in January-June 2007 and Telemig in April-June 2007. Excluding the consolidation of Airwave in January-March 2007 and Endemol in January-June 2007. In revenues, the impact in Telefónica España of the new model for the public use telephone service (-67.9 million euros) is included. In OIBDA and OI, the impact of sales of assets (Airwave and Sogecable) in both periods is excluded.

[2]	Excluding the impact of sale of assets (Airwave y Sogecable) in both periods.

•	Financial strength, with a 1,311 million euros decrease in debt since December 2007 and net financial debt plus commitments/OIBDA of 2.2 times, in line with the Company’s objectives.

•	High cash flow generation, with operating cash flow (OIBDA-CapEx) of 7,673 million euros for the six-month period.
•	The high cash flow generated in the European region (5,299 million euros) is strengthened by the growing contribution of our Latin American operations (2,332 million euros).

•	Free cash flow per share was 0.731 euros for the first half of 2008 vs. 0.725 euros in the same period last year.
•	Continued focus on shareholder returns, with a 67.6% execution of the share buyback programme in less than seven months:
•	Net purchases of shares from the start of the year to 17 July 2008 totalled 67.6 million. The programme’s aim is to repurchase 100 million shares before year end.
TELEFÓNICA ESPAÑA:
•	The Company strengthened in its market leadership, with 47.0 million accesses (+3.9% year-on-year) and high commercial activity in the second quarter of the year.
•
Telefónica remains leading the broadband market growth, with an estimated market share of over 57%. Retail broadband Internet accesses stood at over 5.0 million (+18.3% year-on-year), with a solid broadband ARPU performance (-3.4% year-on-year).

•	Imagenio customers number over 575,000, up 27.9% compared to June 2007.

•	The strong growth in mobile contract customers (+10.4%) pushed the customer base to 23.2 million lines (+5.1% year-on-year).

•	Churn was tightly controlled in broadband, pay TV and mobile telephony, especially in the mobile contract users segment, which remained at similar levels to the first half of 2007 at 1.1%.
•	Within the current operating environment, the Company achieved solid results, leveraging on its differential profile in the market:
•	In like-for-like terms,[3] revenues grew 2.1% in the six-month period, underpinned by higher wireline Internet and broadband revenues (+10.0%) and the steady rise in wireless data revenues (+15.8%).

•	OIBDA rose sharply in the quarter (+12.8%), to reach a year-on-year growth of 9.5% in the six-month period. The margin rose 3.7 percentage points to 50.1%.
TELEFÓNICA LATINOAMÉRICA:
•	In the midst of robust market growth in all Latin American countries, Telefónica increased its customer base to 147.9 million accesses in that region (+21.4%):
•
The mobile telephony business continues to grow steadily, consolidating the upward trends in year-on-year growth of accesses following the acquisition of Telemig (+27.1% vs. +23.0% in the first quarter of 2008). Organic[4] net adds for the six-month period were up 23.2% on the prior year, driven by the higher number of new customers and controlled churn.

[3]	Including the impact in Telefónica España of the new model for public use telephone service (-67.9 million euros in the period from January to June 2007).

[4]	Including Telemig in April–June 2007.

•
Despite the substantial rise in the number of customers, outgoing mobile ARPU rose 3.0% in constant euros in organic[4] terms in the first half of 2008, reflecting the success of policies to stimulate phone use.

•
Retail broadband Internet accesses totalled over 5.5 million (+26.1%), with a strong recovery in net adds in the second quarter (+43.4% compared to the first quarter of 2008) to 490,000 in the six-month period. Pay TV customers reached 1.4 million and the number of fixed telephony accesses[5] rose 1.9% year-on-year.

•	The average revenue per fixed telephone access rose 3.5% in constant euros, reflecting the shift in operations toward a greater weight of packaged products.
•
Significant organic growth[6] in revenue (+12.2% in the first half of 2008) and strong organic[6] OIBDA growth (up 15.8% in the first six months of the year compared to +11.8% in the first quarter), driven by the sharp rise in the mobile business and a considerable improvement by fixed operators:

•	Mobile revenue continues its strong year-on-year growth in the majority of operations, driven by the good performance of outgoing traffic revenues.

•
The growing contribution of Internet and TV revenue (18.0% of the six-month total; +3.4 percentage points) helped drive growth in fixed operator revenues, while margins have stabilised with respect to the first quarter of the year.

•	The OIBDA margin stood at 36.4%, up 1.2 percentage points year-on-year, due to the greater scale and efficiency improvements.
TELEFÓNICA EUROPE:
•	High commercial activity during the first half of the year, driven by the mobile business, with net adds of 1.3 million customers (+13.5%), to reach 43.8 million total accesses at June 2008 (+9.8%).
•
The continued focus on higher-value segments allowed to increase the mobile customer base in the United Kingdom by 5.0% year-on-year (18.7 million customers). Postpay net adds in the first half of the year were 2.2 times those of the prior year, leveraging churn containment.

•	Second-quarter mobile net adds in Germany amounted to 568,374 (+52.0% year-on-year; +6.0% quarter-on-quarter), bringing the customer base to 13.6 million lines (+17.5% year-on-year).

•	In the Czech Republic, the mobile postpay customer base grew steadily (+14.1%) while the loss of fixed accesses was contained.
•
Revenues continue to record solid organic[7] growth (+6.2% in the six-month period), with a strong rise in the UK (+11.8% in local currency in the six-month period) and revenue growth acceleration in Germany (+3.8% in the second quarter compared to +1.5% in the first quarter of 2008).

•	OIBDA rose 4.0% in like for like[8] terms in the first half of the year, with an OIBDA margin of 27.2%, maintained vs. the first half of 2007, due to the greater commercial activity (mobile and ADSL).

[5]
The Group’s accesses were reclassified with effect from 31 December 2006, with all fixed wireless accesses now included in fixed telephone access. Until December 2007 these accesses were included, depending on the country, in the total number of wireless or fixed accesses. After 1 January 2008, fixed wireless accesses include fixed wireless public telephones (PUT).

[6]	Assuming constant exchange rates and including the consolidation of TVA in January-June 2007 and Telemig in April-June 2007.

[7]	Assuming constant exchange rates and excluding the consolidation of Airwave in the first quarter of 2007.

[8]
Assuming constant exchange rates and excluding the consolidation of Airwave in the first quarter of 2007. Capital gain from the sale of Airwave in 2007 is also excluded, as well as gains related to the real estate sale in the Czech Republic in 2008, restructuring and similar charges and the result of the application of provisions made in respect of potential contingencies deriving from the past disposal of shareholdings, once these risks had dissipated or had not materialized.

Disclaimer
This document contains statements that constitute forward looking statements about the Company including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as “expects”, “anticipates”, “intends”, “believes”, and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions.
Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and other important factors that could cause actual developments or results to differ materially from those expressed in our forward looking statements. These risks and uncertainties include those discussed or identified in the documents filed by Telefónica with the relevant Securities Markets Regulators, and in particular, with the Spanish Market Regulator.
Except as required by applicable law, Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica’s business or acquisition strategy or to reflect the occurrence of unanticipated events.
Neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities.
Finally, this document may contain summarised information or information that has not been audited. In this sense, this information is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefónica.
For further information please refer to additional information on 2008 first half results filed by the Company and also available on the Company’s website: wwww.telefonica.es

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: July 31st, 2008	By:	/s/ Santiago Fernández Valbuena
		Name:	Santiago Fernández Valbuena
		Title:	Chief Financial Officer